Ellenoff Grossman & Schole, LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

June 22, 2009

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Alternative Asset Management Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A Filed June 1, 2009
File No. 001-33629

Great American Group, Inc.
Registration Statement on Form S-4 Filed June 1, 2009
File No. 333-159644

Dear Mr. Owings:

On behalf of Alternative Asset Management Acquisition Corp. (“AAMAC”) and Great American Group, Inc. (the “Company”) this letter is being filed with your office in response to the Staff’s comments in your letter dated June 16, 2009 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed by AAMAC on June 1, 2009, and the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (“SEC”) on June 1, 2009.

For the Staff’s convenience, we have repeated the Staff’s comments in italics below followed by the Company’s response to aid in your review. In addition, a marked version of Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), is enclosed herewith reflecting all changes from the Registration Statement on Form S-4 submitted on June 1, 2009. Amendment No. 1 and AAMAC’s amended Preliminary Proxy Statement were transmitted for fling on the date hereof.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A General

1.	Your disclosure regarding the relationship between the approval of the Warrant Redemption Proposal and the approval of the Acquisition Proposal appears to be inconsistent. We note the following which are examples only and not intended as an exhaustive list:

•

The last sentence of the second full paragraph of your letter to warrantholders and the third paragraph on page 20 suggest that the Acquisition Proposal may be consummated regardless of whether the Warrant Redemption Proposal is approved.

•

The second full paragraph on page 3, the first full paragraph on page 8, the first full paragraph on page 69 and the fourth paragraph on page 85 all indicate that the approval of the Warrant Redemption Proposal is a condition to presenting the Acquisition Proposal to shareholders.

•	The first paragraph under the subheading “Warrantholder Proposals” on page 4 indicates that approval of the Acquisition Proposal is a condition to presenting the Warrant Redemption Proposal.

Please revise your filing as appropriate to accurately and consistently reflect the relationships between your proposals.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the approval of the Warrant Redemption Proposal (but not the consummation of the Warrant Redemption) is a condition to the consummation of the Acquisition. As described in Amendment No. 1 (see e.g., pages 13, 21, 74 and 85), the conditions to the consummation of the Acquisition, including the approval of the Warrant Redemption Proposal, must be satisfied or waived prior to closing. As more specifically described in Amendment No. 1 (page 85), the approval of the Warrant Redemption Proposal is waivable by AAMAC, the Company and Merger Sub on the one hand, and each of Great American and the Great American Members or their representative on the other hand. If the Warrant Redemption Proposal is not approved, the Acquisition may still be consummated if the parties waive the condition. If the condition is waived and the Acquisition is consummated, as described in Amendment No. 1 (see e.g., the first page of the notice to AAMAC warrantholders, pages 1, 4, 18 and 69), the AAMAC warrants will become exercisable for common stock of the Company. If the Warrant Redemption Proposal is approved, AAMAC is permitted, but not required, to redeem the warrants in connection with the Acquisition. As disclosed in Amendment No. 1 (see e.g., the first page of the notice to AAMAC warrantholders, pages 1, 18 and 74), AAMAC currently intends to redeem the warrants if the Warrant Redemption Proposal is approved. However, if the Warrant Redemption is approved but AAMAC does not redeem the warrants in connection with the Acquisition, the warrants will become exercisable for common stock of the Company. Due to the possibility that the AAMAC warrants could remain outstanding and become Company warrants in connection with the Acquisition, the Company is seeking to register the warrants.

In response to the Staff’s comment, the Company has corrected the language throughout Amendment No. 1 (see e.g., the first page of the notice to AAMAC warrantholders, pages 3 and 69) to clarify that the approval of the Warrant Redemption Proposal is not a condition to the presentation of the Acquisition Proposal.

2.	In this regard, the second paragraph on page 1 suggests that you may amend the Acquisition Proposal structure if the Warrant Redemption Proposal is not approved. We note that this same disclosure appears in several places throughout your filing, but it does not appear that you provide further details with respect to how you would amend the Acquisition Proposal structure. Please revise all applicable disclosure throughout your document to clearly describe any amendments to the Acquisition Proposal structure that you intend to make in the event that the Warrant Redemption Proposal is not approved.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised Amendment No. 1 to eliminate the language regarding amending the structure of the Acquisition in the event the Warrant Redemption Proposal is not approved and the Acquisition is consummated. The Company respectfully directs the Staff to the response to Comment 1 above for a detailed explanation of the approval of the Warrant Redemption Proposal as a condition to the consummation of the Acquisition.

Questions and Answers About the Proposals for AAMAC Warrantholders and..., page 1 Q. Why am I receiving this proxy statement/prospectus?, page 1

3.	It does not appear that you identify the AAMAC sponsors as indicated in the first sentence of the third paragraph on page 1. Please revise or advise us where in your filing you have identified AAMAC’s sponsors.

The Company has revised Amendment No. 1 (the cover page of the proxy statement/prospectus and page 1) to include the requested disclosure.

Q. If my shares or warrants are held in “street name,” will my broker, bank..., page 16

4.	Please revise this disclosure here and in other appropriate locations in your document to explain which of your matters are non-discretionary vs. discretionary so that shareholders and warrantholders can appreciate the import of these designations.

The Company has revised Amendment No. 1 (pages 16 and 63) to include the requested disclosure.

The Acquisition Proposal (Page 74), page 19

Board of Directors of the Company (Page 90), page 21

5.	We note your disclosure here and elsewhere in your document that Great American Group, LLC will have the right to nominate four individuals to the Great American Group, Inc.’s board of directors and you will have the right to nominate three individuals. In light of this disclosure relating to the Charter Amendment Proposal, please revise your disclosure to explain how you will continue to control a majority of the Great American Group, Inc.’s governing body considering that you only have the right to nominate a minority of the board.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Great American Group, LLC, and not Great American Group, Inc., is identified as the target entity in this transaction. As such, the analysis of whether AAMAC will obtain majority ownership and control of the target relates to Great American Group, LLC. As indicated by the Charter Amendment Proposal, the proposed structure of the Acquisition may cause the transaction to fail to qualify as a business combination because AAMAC will not obtain majority ownership of and control of Great American Group, LLC. The purpose of the Charter Amendment Proposal is to amend the definition of “business combination” to permit majority ownership and control of Great American Group, LLC, by an affiliate of AAMAC, which in this case would be Great American Group, Inc., to qualify as AAMAC’s business combination. Accordingly, because an affiliate of AAMAC, namely, Great American Group, Inc., would own 100% of the membership interests in and control the board of directors of Great American Group, LLC following the Acquisition, the amended definition of business combination will be satisfied.

Reasons for the Acquisition (page 77), page 23

6.	We note your disclosure of the positive factors that AAMAC’s board of directors considered regarding the Acquisition Proposal under this heading and under the heading entitled “AAMAC’s Board of Directors’ Reasons for the Approval of the Acquisition” on page 77. Please balance the disclosure here and on page 77 of these positive factors with a succinct summary of the probable risks related to the Acquisition Proposal.

The Company has revised Amendment No. 1 (pages 23 and 78) to include the requested disclosure.

Selected Historical Financial Information of AAMAC, page 32

7.	We note your balance sheet data as of March 31, 2009 is not labeled as unaudited while the narrative above the table indicates such information was derived from unaudited financial statements. Please clarify and revise your information as necessary.

The disclosure in Amendment No. 1 (page 32) has been revised to reflect that the balance sheet data as of March 31, 2009 is unaudited.

8.	Please provide historical and pro forma per share data as required by Item 14.7(b)(10) of Schedule 14A or tell us why it is not appropriate for you to do so. The pro forma data should reflect historical and pro forma per share data of AAMAC and equivalent pro forma per share data of the acquiring entity assuming minimum and maximum number of shares is redeemed. The per share data should include book value and income (loss) per share from continuing operations.

The Company has revised Amendment No. 1 (page 39) to include the requested disclosure.

Proposals to be Considered by AAMAC Stockholders, page 72

9.	We note in the introductory paragraph of this section that your statements that the disclosure in this section is qualified by the annexes and the Purchase Agreement. Please confirm, if true, that you have discussed all the material terms of the annexes and the Purchase Agreement in this section. If not, please revise your disclosure to do so.

The Company has revised Amendment No. 1 (page 82) to include the requested disclosure.

The Charter Amendment Proposal, page 72

10.	Please discuss in greater detail here and throughout your document, as appropriate, how the Acquisition Proposal “will substantively meet the criteria for AAMAC’s business combination” even though the manner in which the Acquisition Proposal is structured may cause it to fail to qualify as a business combination pursuant to AAMAC’s amended and restated certificate of incorporation.

The Company has revised Amendment No. 1 (pages 8, 19 and 72) to include the requested disclosure.

The Acquisition Proposal, page 74 Background of the Acquisition, page 75

11.	Please revise to more clearly identify each meeting and person in attendance at each meeting. For example, where you state that “representatives” of certain entities, such as AAMAC, Great American Group, LLC or Stone Tower Capital LLC, performed certain tasks or attended certain meetings, please identify the individuals to whom you refer. As another example, please disclose the “parties and their respective representatives” who participated in the various meetings and conference calls from April 10, 2009 to May 14, 2009.

The Company has revised Amendment No. 1 (pages 76-77) to include the requested disclosure.

12.	In the sixth and seventh paragraphs on page 75 you state that you compiled a database of over 400 potential acquisition targets, considered 150 potential acquisition targets, participated in discussions with representatives of over 50 potential acquisition targets and entered into non-disclosure agreements with 13 potential acquisition targets. Please expand your disclosure to discuss the factors you considered and analysis you conducted in narrowing each grouping of potential acquisition targets.

The Company has revised Amendment No. 1 (page 76) to include the requested disclosure.

13.	Please disclose whether Great American Group, LLC was included in any of the groupings of potential acquisition targets you set forth in the last two paragraphs on page 75. If so, please revise your disclosure to discuss how this affects your Finder’s Agreement with John Ahn, if at all.

Great American was not included in any of the groupings of potential acquisition targets set forth in the last two paragraphs on page 75 other than the number of potential acquisition targets on which AAMAC conducted due diligence, which number includes Halcyon and Great American. Great American was introduced to AAMAC by John Ahn; however, on May 13, 2009, AAMAC and Mr. Ahn irrevocably terminated the Finder’s Agreement with no further liability or obligation to either party. Great American amended its engagement letter with B. Riley & Co., Mr. Ahn’s employer, to increase the fees payable by an amount equal to the finder’s fee previously payable to Mr. Ahn under his Finder’s Agreement with AAMAC. The Company has revised Amendment No. 1 (pages 76 and 77) to reflect the same.

14.	We note your statement in the first paragraph on page 76 that you entered into a letter of intent or definitive agreement with Halycon. We further note that you filed a Form 8-K on June 23, 2008 disclosing that you terminated your purchase agreement with Halycon as of that date. Please revise your disclosure to provide more information regarding a brief description of the material circumstances surrounding this termination.

The Company acknowledges the Staff’s comment and respectfully submits that AAMAC is prohibited, pursuant to the Termination Agreement with Halcyon, from disclosing any information not already publicly disclosed or inconsistent with the existing termination disclosure contained in the press release and Current Report on Form 8-K filed by AAMAC with the SEC on June 23, 2008. The Company has revised Amendment No. 1 (page 76) to include the existing termination disclosure.

15.	We note your disclosure in the second paragraph on page 76 that you entered into a Finder’s Agreement with John Ahn, a representative of B. Riley & Co., and that Mr. Ahn identified Great American Group, LLC as a potential business combination candidate. Please revise your disclosure as follows:

•	Provide the material terms of the Finder’s Agreement with Mr. Ahn;

•	Describe the role of Phillip Ahn and Stone Tower Capital LLC in identifying Great American Group, LLC as a potential business combination candidate; and

•

In light of your disclosure in the last paragraph on page 76 that B. Riley & Co. also served as a co-advisor to Great American Group, LLC, please disclose any analysis you conducted and conclusions you reached in relation to B. Riley & Co. representing both you and Great American Group, LLC in relation to the proposed transaction.

As noted above in the response to Comment 13, AAMAC and Mr. Ahn irrevocably terminated the Finder’s Agreement without liability or obligation to either party due to an inherent conflict of interest involving B. Riley & Co’s representation of Great American in connection with the transaction. Great American amended its engagement letter with B. Riley & Co. to increase the fees payable by an amount equal to the finder’s fee previously payable to Mr. Ahn under his Finder’s Agreement with AAMAC. Amendment No. 1 has been revised (page 77) to include this disclosure. The Staff is advised that Phillip Ahn and Stone Tower Capital LLC had no role in identifying Great American Group, LLC as a potential business combination candidate.

16.	We note your disclosure on page 76 that Financo, Inc. participated in a meeting on March 3, 2009. We further note the second to last paragraph on page 76 stating that you engaged Financo on March 6, 2009. As it appears you had not yet engaged Financo as your advisor, please revise your disclosure to provide the capacity in which Financo represented you on March 3, 2009.

The Company has revised Amendment No. 1 (page 76) to include the requested disclosure.

17.	Please discuss the reason or reasons you amended the Purchase Agreement on May 29, 2009, disclose the amendments to the original Purchase Agreement and describe the circumstances leading to that amendment.

The Company has revised Amendment No. 1 (page 77) to include the requested disclosure.

AAMAC’s Board of Directors’ Reasons for Approval of the Acquisition, page 77

18.	We note your disclosure on pages 77 and 78 setting forth the factors your board considered in relation to the Acquisition Proposal. In light of your disclosure at the bottom of page 75 regarding your identification of numerous potential acquisition targets, please expand your disclosure to discuss whether your board considered any comparable potential acquisition targets in analyzing the Acquisition Proposal of Great American Group, LLC, and if so, provide a summary of the results of that analysis.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Board of Directors of AAMAC did not consider any comparable potential acquisition targets in analyzing the Acquisition Proposal. The Company has revised Amendment No. 1 (page 76) to include the requested disclosure.

19.	In this section, please ensure that each factor you cite contains adequate detail to place it in context. It is important that stockholders understand why the board chose to pursue this transaction. Therefore, please expand the discussion of favorable factors to provide a meaningful disclosure of the board’s consideration of each factor. In this regard, please describe in specific terms what it was about each factor that supports the board’s decision. For example, please explain further the opportunities to grow existing revenue streams and create new revenue streams associated with Great American Group, LLC that the board considered. As another example, please describe the experience of Great American Group, LLC’s management in creating new strategies, developing collaborative arrangements and investing in businesses.

The Company has revised Amendment No. 1 (pages 23 and 78) to include the requested disclosure.

20.	We note that Financo, Inc.’s fairness opinion was one of the factors considered by the board in approving the proposed transaction. Therefore, please relocate the summary of the Financo analysis from page 97 to this section of the proxy statement.

The Company has relocated the summary of the Financo analysis to page 78 of Amendment No. 1 as requested.

Actions That May Be Taken to Secure Approval of AAMAC’s Stockholders, page 79

21.	We note your statement in the first sentence of the fourth paragraph on page 80 that common stock purchased by AAMAC will not be considered outstanding for purposes of the Special Meeting and, therefore, will not be permitted to vote at the Special Meeting. In light of this statement, please expand your disclosure in the last sentence in the same paragraph to explain why AAMAC’s purchase of shares would not affect the number of shares that could be converted by AAMAC stockholders without the Acquisition being prohibited from closing.

The Company has revised Amendment No. 1 (page 80) to delete the referenced paragraph and revised the following paragraph to make the requested disclosure.

The Purchase Agreement, page 82

Vesting of Closing Stock Consideration and Contingent Stock Consideration, page 84

22.	We note your use of the defined term “Phantom Stockholder” in the first sentence of the penultimate paragraph on page 84. It does not appear that this term is defined in your filing. Please revise. In this regard, we note that “Phantom Equityholder” is defined in your filing.

The Company has revised Amendment No. 1 (pages 84 and 85) so that all references to “Phantom Stockholder” now refer to “Phantom Equityholders.”

Representations and Warranties, page 87

23.	Please consolidate your disclosure in the first and second full paragraphs on page 88 to address the affects of your confidential disclosure schedules concurrently with your discussion of the representations and warranties in the Purchase Agreement.

The Company has deleted the first and second full paragraphs on page 88 and has added revised disclosure to Amendment No. 1 (page 82) addressing the affects of the confidential disclosure schedules on the representations and warranties in the Purchase Agreement.

24.	In this regard, we note that you have not filed the confidential disclosure schedules you reference in the second full paragraph on page 88 based on your belief that either the schedules do not contain information that is required to be publicly disclosed under the securities laws or the information has otherwise been disclosed already. Please revise your disclosure to state, if accurate, that you have determined that the information contained in the confidential disclosure schedules is not material to an investment decision. Alternatively, please provide all the material information in the confidential disclosure schedules necessary for an investment decision.

The Company has revised Amendment No. 1 (page 82) to include the requested disclosure.

25.	Also, please provide us with a list briefly identifying the contents of all omitted schedules delivered together with the Purchase Agreement and file that list with Great American Group, Inc.’s registration statement on Form S-4 pursuant to Item 601(b)(2) of Regulation S-K. Further, please file an agreement to furnish us with a copy of any omitted schedule upon request. The agreement to furnish us with copies of omitted schedules may be included in the exhibit index to Great American Group, Inc.’s registration statement on Form S-4.

The Company has added to the end of Annex A included in Amendment No. 1 a list of all of the disclosure schedules to the Purchase Agreement which have been omitted as well as an agreement that it will furnish the Staff with copies of the omitted schedules upon request. The Company has also revised the exhibit index to indicate that disclosure schedules have been omitted from Exhibit 2.1 pursuant to Item 601(b)(2) of Regulation S-K and included an agreement that it will furnish the Staff with copies of the omitted schedules upon request.

26.	In the first full paragraph on page 88, you state that your description of the representations and warranties, and their reproduction in the copy of the Purchase Agreement as amended and attached to this proxy statement as Annex A and Annex B, are included “solely” to provide investors with information regarding the terms of the Purchase Agreement. Please revise this statement to remove any potential implication that your description of the Purchase Agreement or the Purchase Agreement itself does not constitute public disclosure under the federal securities laws.

The Company has deleted the first full paragraph on page 88 and has added revised disclosure to Amendment No. 1 (page 82).

Opinion of Financo, Inc., Financial Advisor to AAMAC, page 97

27.	Please revise this section to provide a clearer and more concise discussion of the analyses performed by Financo, Inc. For each analysis, please expand your disclosure to provide a full discussion of the statistical findings, including how the multiples in each analysis were determined, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable.

The Company has revised Amendment No. 1 (page 78) to include the requested disclosure.

Also, please present the range of implied equity value and implied price per share under each method, as applicable.

As Great American is a private company, Financo’s analyses were not based on implied equity value, but rather focused on enterprise value in each instance – as is customary for investment banking valuation and fairness opinion analyses. Financo utilized an enterprise value based methodology because such a method permits comparable analysis of companies that might have different capital structures, whereas an equity driven valuation does not – thereby creating non-comparable assessments. Nor did Financo conduct analyses of the implied price per share as this would have been outside the scope of its engagement and, further, appeared to Financo to not be material to AAMAC’s consideration of the transaction. As Financo did not conduct these analyses, it is not in a position to create values for implied equity and price per share in response to your inquiry.

Further, please disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to the following language on page 78 which addresses the meaning and significance of the analyses performed is addressed in the following language on page 78 of Amendment No. 1:

“In connection with rendering its opinion, Financo performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Financo was carried out to provide a different perspective on the Acquisition and to enhance the total mix of information available. Financo did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the total consideration to AAMAC stockholders, but rather consider such analyses in the aggregate. Further, the summary of Financo’s analyses described below is not a complete description of the analyses underlying Financo’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Financo made qualitative judgments as to the relevance of each analysis and factor that it considered.”

In addition, the Company has added to the paragraph under the heading “Fairness to Holders of Common Stock of AAMAC” on page 78 of Amendment No. 1 the following disclosure:

“Financo noted that the transaction value was within the lower two of the valuation ranges created by the Comparable Company Analysis, the Comparable Transaction Analysis and the Discounted Cash Flow Analysis described below and less than each of the three higher valuation ranges. On this basis, Financo was of the opinion that the total consideration to be paid in the Acquisition is fair, from a financial point of view, to the holders of common stock of AAMAC.”

Generally, please provide disclosure in understandable terms that clearly explains upon what the financial advisor is opining. Refer to Item 1015(b)(6) of Regulation M-A.

The Company has revised Amendment No. 1 (page 78) to include the requested disclosure.

As examples, please address the following:

•

Please expand the discussion in the Comparable Company Analysis regarding the bases on which the specific selected companies were chosen for comparison by Financo, Inc. and tell us whether any companies meeting this criteria were excluded from the analysis.

The Company has revised Amendment No. 1 (page 78) to include the requested disclosure.

•

Please tell us whether any precedent transactions meeting the criteria were excluded from your Comparable Transaction Analysis. Also, please disclose the price per share and the premium paid to shareholders for each transaction considered.

The Company has revised Amendment No. 1 (page 78) to include the requested disclosure.

•

Please tell us the basis for the selection of the 8.0x to 10.0x terminal value multiple ranges and the 12.0% to 16.0% discount rate and please explain why Financo, Inc. believes that these ranges are the most appropriate indicators.

The Company has revised Amendment No. 1 (page 78) to include the requested disclosure.

Unaudited Pro Forma Condensed Combined Financial Data, page 110

28.	Please provide us with a detailed analysis of paragraphs 4 and 5 of SFAS 141R supporting your conclusion that the Purchase Agreement does not result in a business acquisition or asset acquisition under SFAS 141R. In addition, please provide a detailed analysis of paragraphs 8, 9 and A11-A15 of SFAS 1441R supporting your determination that AAMAC is the accounting acquiree and not the acquirer.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the parties performed a detailed analysis of the Acquisition in accordance with the guidance outlined in SFAS 141(R) and guidance contained in SEC Rule Release dated July 21, 2005. In the analysis of the purchase transaction, the parties first performed an analysis of whether AAMAC or Great American was the acquirer. The analysis of SFAS 141 (R) paragraphs 8, 9 and A11 – A15 included the following:

1. SFAS 141 (R) A12(a) Voting Rights - The proposal summary contains a proposed capitalization structure post transaction, with and without the dilution caused by the issuance of contingent shares.

Those structures are as follows (in millions, except for percentages):

Shareholders	Basic Shares	%	Fully Diluted Shares	%
Public (former AAMAC shareholders)	26.4	63.4	26.4	47.0

AAMAC Founders	3.0	7.2	7.5	13.4

Harvey Yellen	5.4	13.0	9.8	17.4

Andy Gumaer	5.4	13.0	9.8	17.4

Phantom Shareholders	1.5	3.5	2.7	4.8

Totals	41.7	100%	56.2	100%

Under the capitalization scenarios above, former AAMAC shareholders appear to control 70.6% and 60.4% of the Company’s voting interests post transaction.

This consideration indicated that AAMAC is the accounting acquirer in the proposed transaction.

2. SFAS 141 (R) A12(b) Minority Voting Interest - Based upon the table above, the largest minority voting interest is comprised of former Great American principals. Former Great American principals would own an aggregate voting interest of 29.5% and 39.6% under the “basic” and fully diluted basis scenarios. If one were to characterize the former Great American principals as an organized group, it would indicate that Great American is the accounting acquirer in the proposed transaction.

3. SFAS 141 (R) A12(c) The Composition of the Governing Body of the Combined Entity - The board of directors of the Company shall consist of seven members, comprised as follows:

Historical Affiliation	Directors
Great American	Four members, two of whom shall be independent appointees

AAMAC	Three members, two of whom shall be independent appointees

Based upon the terms in the Purchase Agreement, it appears to indicate that Great American will control the board of directors of the Company.

4. SFAS 141 (R) A12(d) Senior Management – Great American’s senior management team will continue to manage all aspects of the day to day operation of the Company. It is expected that Messrs. Gumaer and Erickson will serve as CEO and CFO, respectively, of the Company post-Acquisition. Additionally, Mr. Yellen will serve as Vice Chairman / President of the Company post-Acquisition. This would indicate that Great American is the acquirer.

5. SFAS 141 (R) A12(e) Premium – While the equity value of AAMAC can be computed as AAMAC is publicly traded, the equity value of Great American as a private company cannot be readily computed. Accordingly, this factor was not considered in the analysis to have a significant impact on which entity is the acquirer is and therefore was not considered.

6. SFAS 141 (R) A13 Relative Size – In the analysis of relative size contained in paragraph SFAS 141 (R) A13, the parties used reported financial information as of and for the quarter ended March 31, 2009 and as of and for the year ended December 31, 2008, as follows:

Measure	Analysis and Indication of Acquirer March 31, 2009 Data	Analysis and Indication of Acquirer December 31, 2008 Data
Assets	AAMAC – $408.9 million Great American - $122.1 million Indication - AAMAC	AAMAC – $408.9 million Great American - $57.1 million Indication - AAMAC

Revenue	AAMAC - $0 Great American - $40.7 million Indication - Great American	AAMAC - $0 Great American - $50.1 million Indication - Great American

Pre tax Earnings	AAMAC - $(0.1) million Great American – $21.6 million Indication - Great American	AAMAC - $3.9 million Great American – $0.4 million Indication - AAMAC

Based on the analysis above, the indicators are summarized as follows:

Paragraph Citation	Acquirer Indication
A12 (a) Voting	AAMAC

A12 (b) Minority Interest	Great American

A12 (c) Composition of Board	Great American

A12 (d) Senior Management	Great American

A12 (e) Premium Paid	N/A

A13 Relative Size	AAMAC (2008) Great American (2009)

As summarized above, the factors in SFAS 141 (R) contain indications for both AAMAC and Great American as the accounting acquirer, however, in the parties’ final conclusion, it was determined that there were more indicators that indicated that Great American was the accounting acquirer. In their conclusion, the parties noted that SFAS 141 (R) did not provide a weighting of indicators suggesting which indicators are more important than others. The parties also considered the fact that cash consideration paid to members of Great American to purchase a substantial portion of their interests in Great American might suggest that AAMAC is the acquirer, however, the additional analysis below which indicated that AAMAC is a “shell company” as outlined in the July 21, 2005 SEC rule release and SEC Staff, Division of Corporation Finance - Financial Reporting Manual Topic 12 - Reverse Acquisitions and Reverse Recapitalizations indicated a transaction similar to the one described above should be accounted for as a reverse merger and recapitalization of Great American. The parties believe the most important factors in the conclusion is that Great American is an operating entity and AAMAC is a shell and Great American will control the registrant going forward through its right to appoint a majority of the board of directors of the Company, Great American management will serve as management of the Company, and the former Great American principals will hold the largest minority block, with no other group having voting control. Accordingly, the parties concluded that Great American was the accounting acquirer.

After the parties determined that Great American was the accounting acquirer, an analysis was performed whether the purchase transaction constituted a business combination in accordance with paragraph 4 of SFAS 141(R) and whether or not AAMAC constituted a business in accordance with paragraph 5 of SFAS 141 (R). In the analysis of whether the transaction constituted a business combination, the parties followed the guidance within the SEC Staff, Division of Corporation Finance - Financial Reporting Manual Topic 12 - Reverse Acquisitions and Reverse Recapitalizations section 12100.1 which includes the following:

“12100.1 The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.”

The parties concluded the fact pattern of the transaction between AAMAC and Great American was similar to the guidance above in which the SEC Staff concluded the transaction was a capital transaction, rather than a business combination. Additionally, as SFAS 141(R) is only applicable to a “business combination”, and as a shell company, AAMAC would clearly not meet the definition of a “business,” the parties concluded that SFAS 141(R) is not applicable to this transaction.

In the analysis of the transaction, the parties also determined that AAMAC was a “shell company” as outlined in the SEC Staff, Division of Division of Corporation Finance - Financial Reporting Manual section 12220.1 Reverse Recapitalization with a Shell Company which indicates:

“a. A shell company is a registrant (other than an asset-backed issuer) that has no or nominal operations and either has:

1. no or nominal assets,

2. assets consisting solely of cash and cash equivalents, or

3. assets consisting of any amount of cash and cash equivalents and nominal other assets.”

The parties concluded that AAMAC was a “shell company” in accordance with guidance provided by the SEC Staff and the transaction between AAMAC and Great American is equivalent to the issuance of shares by the private company for the net monetary assets of the shell company, accompanied by a recapitalization. The SEC Staff guidance indicates the accounting for this type of transaction is the same as that for a reverse acquisition; that is, the private company is the acquirer, except that it recognizes no goodwill or other intangible asset because the transaction does not constitute the acquisition of a business. Instead, the private company would account for this transaction as the acquisition of an asset or a group of assets that does not constitute a business. Accordingly, the parties have concluded that Great American is the acquirer and the accounting for the transaction should be in the form of a reverse merger and recapitalization of Great American.

Notes to the Unaudited Condensed Combined Pro Forma Financial Statements, page 115

1. Description of the Acquisition and Basis of Presentation, page 115

29.	With a view towards transparency, please provide a table showing the number of shares issued/issuable to Great American Group, LLC and AAMAC stockholders indicating the amount held in escrow, restricted shares available for issuance to Phantom Equityholders and the Contingent Stock Consideration as well as the corresponding relative percentage interest in Great American Group, Inc.

The Company has revised Amendment No. 1 (page 109) to include the requested disclosure.

30.	In addition, please provide a table showing the total consideration to Great American Group, LLC in the form of cash and stock based upon AAMAC’s closing share price of $9.63 at March 31, 2009, including the components of the gross contingent consideration payable by year assuming the attainment in that year of annual financial performance milestones as defined in the merger agreement to be recognized as compensation expense subsequent to the Acquisition so as to disclose the potential impact on future earnings.

The Company has revised Amendment No. 1 (page 109) to include a table presenting the total consideration and compensation expense to be recognized upon consummation of the Acquisition and annually thereafter, assuming the annual performance milestones are satisfied.

31.	We note the effect of the potential working capital adjustment is not reflected in these pro forma financial statements. Please expand your disclosure to include a tabular reconciliation of your calculation of the working capital deficit of $9.9 million.

The Company has expanded the disclosure in Amendment No. 1 (page 109) to include the requested disclosure.

32.	You state in the last paragraph on page 115 that the Acquisition will not be consummated unless the Warrant Redemption is approved and consummated in connection with the Acquisition. On page 205 we note the Company will issue up to 61,172,727 shares of common stock assuming no AAMAC stockholders vote against the Acquisition and may also issue up to 46,025,000 shares of common stock upon the exercise of the warrants if the Warrant Redemption is not approved. Please clarify under what scenario(s) these warrants may be exercised and common stock issued in conjunction with the Acquisition. Please also indicate the exercise price.

The Company has revised Amendment No. 1 (page 109) to include the requested disclosure.

2. Pro Form Adjustments and Assumptions, page 116

33.	We note adjustment C) reduces paid in capital for the transaction costs incurred. Please explain why the costs were not charged to expense and in turn accumulated in retained earnings. In this regard, please tell us what consideration you gave to paragraph 59 of SFAS 141(R).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Great American did not charge the transaction costs to expense and in turn, accumulated retained earnings because the transaction is being accounted for in accordance with a reverse merger and recapitalization. The Company respectfully submits that paragraph 59 of SFAS 141(R) does not apply to the transaction.

34.	Please explain your basis for adjustment G) whereby accrued compensation expense is eliminated from the historical financial statements of Great American Group, LLC which will be paid at closing or revise as appropriate.

The Company has revised adjustment G) in Amendment No. 1 (page 110) to clarify the elimination of the liability for the deferred compensation plan liability and deferred compensation recorded in equity for the employment agreements of the two members. Adjustment G) has also been revised to include a reference to adjustments J) and Q) where the pro forma expense is recorded for the modifications to the deferred compensation plan and employment agreements.

35.	Please explain your basis for eliminating the expense for transaction costs in the historical financial statements of Great American Group, LLC reflected in adjustment L) or revise accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the expense for transactions costs has been eliminated in the historical financial statements of Great American Group, LLC in adjustment L) in accordance with the guidance outlined in the SEC Regulations Committee, April 9, 2008 – Joint Meeting with SEC Staff, Discussion Document A, Topic: Impacts of FAS 141R and 160 on existing SEC Filing and disclosure requirements, issue 6, question 2. The Staff response in this guidance notes that transaction costs may include:

“Direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or acquirer-for which an adjustment should remove those costs from the pro forma income statement (as a non-recurring charge directly related to the transaction).”

The Company respectfully advises the Staff that it believes the income statement adjustment L) complies with the SEC staff response.

36.	Generally, the combined company’s retained earnings are that of the accounting acquirer since inception. Please explain your basis for eliminating the members’ equity in adjustment M).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that pro forma adjustment M) reflects the guidance in SAB Topic 4B and the SEC Staff Training Manual Section 3410.3 which indicates:

“Undistributed earnings or losses of a Sub-S registrant should be reclassified to paid-in capital in the pro forma statements. [SAB Topic 4B] Similarly, undistributed earnings or losses of partnerships should be reclassified to paid-in capital in the pro forma statements. That presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporate entity.”

The Company believes the basis for eliminating the members’ equity in adjustment M) is appropriate, as outlined above.

37.	We note adjustment Q) gives effect to employment agreements executed in connection with the transaction. Please expand your disclosure to show the amount of historical compensation and the amount of compensation provided for in the agreements to derive the additional amount recognized in the adjustment. In addition, please tell us if the historical compensation referred to here is in addition to or separate and distinct from the compensation referred to in adjustment G).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the description of adjustment G) (page 110) has been revised in response to comment 34. The revised adjustment G) references the adjustment reflected in adjustment Q) where compensation expense is recorded for the modifications to the employment agreements. The Company respectfully advises the Staff the adjustment in Q) is separate and distinct from the compensation in adjustment G).

The Company has also revised the pro forma disclosure to include a tabular chart of the historical compensation recognized as compared to the amount of compensation provided for in the new employment agreements (page 111).

38.	We refer to Note N, interest income. It is unclear how you derived this information or determined the amount to be factually supportable. Please advise or revise.

The Company has revised Note N) in Amendment No. 1 (page 111) to explain that interest income is derived from pro forma cash balances (cash and cash equivalents and restricted cash) at AAMAC’s historical average annual rate of return on cash investments of approximately 0.25%.

AAMAC’s Management’s Discussion and Analysis of Financial Condition..., page 135 Contractual Obligations, page 137

39.	Please revise your disclosure under the above referenced subheading to address any obligations you have pursuant to the Finder’s Agreement you entered into with John Ahn on July 16, 2008, or discuss why you do not believe such disclosure is needed.

As indicated in the responses to Comments 13 and 15, the Finder’s Agreement entered into with John Ahn has been terminated with no further liability or obligation to either party. Accordingly, the Company respectfully submits that such disclosure is not needed.

Liquidity and Capital Resources, page 137

40.	Please revise your Liquidity and Capital Resources discussion to address the known demands, commitments, events or uncertainties that relate to your entering into the Purchase Agreement with Great American Group, LLC. Refer to Item 303(a)(1) of Regulation S-K.

The Company has revised Amendment No. 1 (page 131-132) to include the requested disclosure.

Management of AAMAC, page 142

Executive Officer and Director Compensation, page 145

41.	There appears to be inconsistent disclosure regarding when and how you will disclose executive compensation to your stockholders in relation to your proposed acquisition of Great American Group, LLC. In the event that members of your management remain with Great American Group, Inc. after the consummation of an initial business combination, the sixth sentence under the above subheading indicates that you will disclose the compensation to be received in a proxy solicitation to your stockholders. The next sentence, however, indicates that it is unlikely that you will know the compensation for management of Great American Group, Inc. at the time of a stockholder meeting held to consider an initial business combination. Considering that you have filed a preliminary proxy solicitation to your stockholders regarding a meeting held to consider your proposed initial business combination with Great American Group, LLC, please revise your disclosure to clearly describe both when and how you expect to disclose executive compensation to your stockholders.

The Company has revised Amendment No. 1 (page 139) to include the requested disclosure.

Great American’s Management Discussion and Analysis of Financial..., page 157 Revenues, page 160

42.	We note during the three months ended March 31, 2009 compared to the same period of the prior year that revenues increased $29.1 million while the direct cost of revenues decreased. We further note the significant increase in amounts payable under collaborative arrangements. While we understand the direct cost of revenues would not increase proportionally with increase in revenues, please explain how a significant increase in revenues does not result in increased costs.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the primary reason for the decrease in Great American’s direct costs of revenues in the auction and liquidation segment is due to a decrease in reimbursable expenses that are included as a component of direct costs of revenues from fee and commission auction and liquidation engagements. The number of the fee and commission auction and liquidation engagements conducted by Great American decreased in 2009 as compared to 2008. Amendment No. 1 has been revised (page 154) to include additional disclosure to this effect.

Critical Accounting Policies, page 166

43.	We note your disclosure on page F-37 that you consider your estimates related to the valuation of goods held for sale or auction and obsolescence to be significant. Please provide your critical accounting policy for such estimates and include a more detailed description of the valuation methods used. If reasonable likely changes in your assumptions would have a material effect on your financial condition or operating performance, disclose this uncertainty. Refer to Rule 33-8350.

The Company has revised Amendment No. 1 (page 161) to include “Goods Held for Sale or Auction” in Great American’ critical accounting policies. The disclosure has also been revised to address the uncertainty and the impact on Great American’s financial statements in the event the factors used in determining estimates were to change as indicated in Rule 33-8350.

Liquidity and Capital Resources, page 170

44.	For the year ended December 31, 2008, we note the significant increase in goods held for sale or auction. Please disclose when the goods are planned to be offered at auction or for sale.

The Company has revised Amendment No. 1 (page 164) to include the requested disclosure.

Executive Compensation, page 174

2008 Compensation Discussion and Analysis, page 175

45.	Please expand your executive compensation disclosure to discuss what Great American Group, LLC’s 2008 compensation program is designed to award and why they chose to pay each element of compensation. Refer to Item 402(b)(1) of Regulation S-K. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors with material information to understand your compensation policies and decisions regarding the named executive officers.

The Company has revised Amendment No. 1 (pages 170-175) to include the requested disclosure.

Elements of Executive Compensation, page 175 Annual Bonus, page 176

46.	You state that the annual bonuses for 2008 were determined at the 2008 Committee’s discretion with the starting point for deliberation being Great American Group, LLC’s financial results compared to its targeted performance. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus. Please tell us why you have not done so and whether you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that a quantitative discussion of the 2008 target bonuses for Great American’s NEOs was not included in Great American’s CD&A because the 2008 Committee determined the amounts of the 2008 annual bonuses in its discretion based on its purely subjective evaluation of each individual’s performance over the relevant period. Amendment No. 1 (page 172) has been revised to clarify the disclosure.

47.	In this regard, in the first bullet point at the top of page 178, you state that Paul S. Erickson, Thomas E. Pabst, Mark Naughton, and Scott K. Carpenter were eligible for an additional discretionary bonus. Footnote 2 on page 179 states that Messrs. Erickson and Naughton received discretionary bonus payments of $20,000 and $40,000, respectively. Please revise your disclosure to describe the factors that were considered in awarding these discretionary bonuses.

The Company has revised Amendment No. 1 (page 173) to include the requested disclosure.

Management of the Company Following the Acquisition, page 182

48.	We note in your table that Andrew Gumaer is to be Great American Group, Inc.’s chief executive officer and Mark D. Klein is to be one of Great American Group, Inc.’s directors. However, on the cover and in the Signatures section of Great American Group, Inc.’s registration on Form S-4, you indicate that Mr. Klein is the chief executive officer of Great American Group, Inc. Please revise or advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Mark Klein is currently serving as interim Chief Executive Officer, interim Chief Financial Officer and a director of the Company, which is currently a subsidiary of AAMAC. Mr. Klein will resign in his capacities as interim Chief Executive Officer and interim Chief Financial Officer of the Company and Andrew Gumaer and Paul Erickson will be appointed as Chief Executive Officer and Chief Financial Officer, respectively, of the Company in connection with the consummation of the Acquisition. The Company has revised Amendment No. 1 (page 176) to clarify the disclosure.

Beneficial Ownership of Securities, page 186

49.	Please disclose the natural person, natural persons or the publicly registered company who exercise the sole or shared voting or dispositive powers with respect to the shares in the table. Refer to the Division of Corporation Finance’s Compliance & Disclosure Interpretation 240.04 for Regulation S-K (July 3, 2008).

The Company has revised Amendment No. 1 (page 181-182) to include the requested disclosure.

Alternative Asset Management Acquisition Corp. Financial Statements, page F-2 Notes To Financial Statements, page F-8

Recently Issued Pronouncements, page F-12

50.	Please clarify whether you have share-based awards that would qualify as participating securities under EITF 03-6-1.

The Company respectfully notes the Staff’s comment regarding whether AAMAC has share-based payment awards that would qualify as participating securities under EITF 03-6-1. Note 1 on page F-15 has been expanded to disclose that there are no share-based payment awards that would qualify as participating securities under EITF 03-6-1.

Great American Group LLC and Subsidiaries Financial Statements, page F-31 Consolidated Balance Sheets, page F-32

51.	Please add a note to discuss the nature, amount and terms of amounts payable under collaborative arrangements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Note 2(t) has been revised in Amendment No. 1 (page F-44) to include expanded disclosure of amounts payable under collaborative arrangements.

Consolidated Statements of Operations, page F-33

52.	Please state separately the amount of revenue and related costs attributable to services and to the sale of goods. Refer to Rule 5-03 of Regulation S-X.

Note 2(e) in Amendment No. 1 (page F-38) has been revised to include a table indicating the amount of revenues attributable to services and fees and sale of goods for each of the income statement periods and the disclosure of direct costs of revenues in Note 2(f) has been modified to more clearly indicate that direct costs of revenues relate to services and fee revenues.

Consolidated Statements of Cash Flows, page F-35

53.	Please describe the nature of the distributions to noncontrolling interests. Please see related comment below.

The Company acknowledges the Staff’s comment and the related comment 62 below and respectfully advises the Staff that the distributions in Great American’s consolidated statements of cash flows represent cash distributions of accumulated earnings to members of Great American’s subsidiaries that own a minority ownership interest (noncontrolling interest) in the subsidiary.

Notes to Consolidated Financial Statements, page F-36

(a) Principles of Consolidation and Basis of Presentation, page F-36

54.	We note your disclosure on page 159 that in September 2008 you launched a joint venture with a real estate investment firm. Please explain how you account for the joint venture. To the extent material, please add a footnote to the financial statements disclosing your accounting policy.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Great American accounts for its 50% interest in the joint venture under the equity method of accounting in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The joint venture was in the formation stage during fourth quarter of 2008 and first quarter 2009 and did not have any material activity during these periods. The notes to Great American’s financial statements do not address this accounting policy because the activity and amounts are not material to the consolidated financial statements.

(e) Revenue Recognition, page F-38

55.	In the fifth paragraph, you state minimum guarantees are initially recorded as advances against customer contracts. Please explain why you have recorded your minimum guarantee liability as an asset. If the amount recorded reflects an advance to the customer of the guaranteed amount prior to auction or sale, please revise your disclosure to clarify. If the total amount guaranteed has not been advanced, please disclose the amount advanced and the carrying amount of the liability representing the estimated fair value of your obligation to perform under your auction guarantees and the line item within the financial statements where you have recorded this amount. Further, please indicate if your financial exposure under these auction guarantees is reduced as a result of a risk sharing arrangement with an unaffiliated partner and when the property related to such auction guarantees is being offered at auctions. Refer to FIN 45, paragraph 13.

The Company acknowledges the Staff’s comment and has modified Note 2(e) to clarify that amounts advanced to customer for minimum guarantees are initially recorded as assets. These up front payments or advances to the merchant under minimum guarantees are reported as assets under the heading “Advances under Customer Contracts.”

For clarification purposes, the Staff is advised that Great American provides minimum guarantees only on retail merchant liquidation engagements that it enters into as collaborative arrangements. Great American is jointly and severally liable for the performance of all collaborators under these types of liquidation services engagements. Notwithstanding, (i) the minimum guarantee is established at an amount that generally does not exceed 30% of the estimated liquidation value of the goods to be liquidated and (ii) each participant in the collaborative arrangement funds their contractual portion of the minimum guarantee by (a) making an up-front payment of cash to the merchant in the range of 70% to 80% of the minimum guarantee and (b) providing the merchant with a letter of credit that guarantees their financial performance of the remaining portion of the minimum guarantee. There are no unfunded minimum guarantees by Great American or other participants under any of Great American’s collaborative arrangements as of March 31, 2009, December 31, 2008 or December 31, 2007.

The Staff is further advised Great American has considered the accounting and disclosure requirements of FIN 45 and does not believe that it is subject to the requirements of FIN 45 with respect to its contractual share of minimum guarantees under collaborative arrangements. Great American bases its determination on the guidelines enumerated in Paragraph 4 of FIN 45 which states that the scope of FIN 45 does not encompass indemnifications or guarantees of an entity’s own future performance. Conversely, Great American believes that FIN 45 applies with respect to guarantees it makes on the performance of other collaborators in these arrangements because Great American is jointly and severally liable for the full amount of the minimum guarantee obligations under such liquidation services contracts. Notwithstanding such joint and several liability provisions, the fair value of any liabilities that could arise under the minimum guarantees is nominal because the full amount of the guarantee is offset by (i) the up-front cash payments made to the merchant and (ii) letters of credit provided to the merchant by each participant in the collaborative arrangement, which fully funds and guarantees their financial performance.

Great American respectfully advises the Staff that it believes that the following disclosure on page F-39 addresses the foregoing: “[Great American]’s collaborative arrangements specifically include contractual agreements with other liquidation agents in which [Great American] and such other liquidation agents actively participate in the performance of the liquidation services and are exposed to the risks and rewards of the liquidation engagement.”

56.	We note in the first paragraph on page F-39 your disclosure that revenues from collaborative arrangements are recorded net based on the proceeds received from the liquidation engagement. Your policy here does not appear to be consistent with your disclosure in Management’s Discussion and Analysis of Financial Conditions and Results of Operations, Sources of Revenue, wherein you state that where you have a majority share of the risk and rewards, the amount recorded is equal to all proceeds received from the liquidation engagement. Please revise as appropriate to clarify.

The disclosure in “Great American’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1 (page 152) has been revised to conform to the disclosure on page F-39 of Amendment No. 1.

57.	In the second paragraph on page F-39, you state you record as revenue the net profit on the sale of items you own. Please tell us how you determined it was appropriate to record the sale of items for which you hold title, net.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Great American performed an analysis of gross reporting and net reporting in accordance with the guidelines prescribed under EITF 99-19 at the time it established its accounting policy. In the analysis, Great American identified indicators of both gross and net reporting under the guidelines prescribed under EITF 99-19. Great American, in its deliberations of this policy, concluded that these indicators had various levels of significance; however, in weighing these indicators Great American also considered qualitative factors unique to its business that led it to conclude that net reporting provided the best presentation of revenue in the circumstances.

In Great American’s analysis the gross indicators included: 1) Great American is the primary obligor in the arrangement and has general inventory risk; 2) Great American has latitude in establishing the price at auction or liquidation; and 3) Great American has physical loss inventory risk and credit risk. The analysis included the following net indicators: 1) Great American does not change the product or perform part of the service; 2) Great American does not have discretion in supplier selection; and 3) Great American is not involved in the determination of service specifications. The analysis of net indicators also included the following qualitative factors: 1) the sales process for Great American is the same whether it takes title or not; 2) Great American is not involved in any specific trade or business involving sales of goods it owns; 3) Great American occasionally takes title to goods and reports them as goods held for sale or auction primarily when Great American believes that the goods will augment an existing customer’s auction or liquidation and that the addition of those goods will increase the profitability of the auction or liquidation; 4) the asset purchases are not part of Great American’s core business of providing auction and liquidation services where Great American recognizes fees and commissions for services performed as an agent to auction and liquidate goods on behalf of customers; 5) Great American views goods held for sale or auction in a different manner than traditional retailers or distributors who purchase a specific product or class of inventory that is manufactured or distributed to end consumers or suppliers. These qualitative factors weighed heavily in Great American’s overall analysis and it was concluded that based on the nature of the auction and liquidation industry and the sales process being the same regardless of whether Great American takes title or not the appropriate method of reporting these revenues for the limited occasions where goods are sold for a gain would be on a net basis. The net reporting of these revenues has been disclosed in the notes to the consolidated financial statements.

(i) Share-Based Compensation, page F-40

58.	Please disclose the form of the member interests granted. If the interest granted is not a unit but a percentage interest, disclose how that percentage interest is determined at the date of grant.

Amendment No. 1 (page F-40) has been revised to include the requested disclosure.

(u) Recent Accounting Pronouncements, page F-45

59.	Please disclose the impact of SFAS 160. Refer to SAB Topic 11M.

Amendment No. 1 (page F-45) has been revised to include the requested disclosure.

(4) Accounts Receivable, page F-47

60.	We note the Factor charges fees on advances and interest on the net uncollected outstanding balance of the receivables purchased. For accounts sold to the Factor, please disclose when payment is due to you from the Factor. Please also tell us and disclose if the Factor may offset the reserve at the end of the contract term for amounts not collected and if the amounts due from factor represent the reserve less amounts payable by you for fees and interest. If amount due from factor is net, please advise us of your basis for netting under FIN 39.

Note 4 in Amendment No. 1 has been revised (page F-48) to disclose that payment is due by the Factor upon request by Great American. The Staff is advised that the Factor does not have the right to offset the reserve for uncollected accounts receivable. The factoring agreement provides for net settlement of fees and interest from Great American. The Factor, at its sole discretion, has the right to offset the reserve at the end of the contract term for fees and interest due from Great American in the event the fees and interest are not paid by Great American.

The Staff is further advised that the amounts due from the Factor represents the reserve less amounts payable by Great American for fees and interest which amounted to $13,202, $10,688 and $13,437 as of March 31, 2009, and December 31, 2008 and 2007, respectively. The Staff is further advised that Great American considered the impact of FIN 39, Offsetting of Amounts Related to Certain Contracts – An Interpretation of APB Opinion No. 10 and FASB Statement No. 105, and concluded that these amounts were clearly insignificant to its consolidated financial statements.

(9) Revolving Credit Facilities, page F-53

61.	Please expand your disclosure to indicate the nature of the existing violations and the waiver period. Refer to Rule 4-08(c) of Regulation S-X.

Amendment No. 1 has been revised (page F-55) to include the requested disclosure.

(13) Members’ Equity, page F-57

62.	Please explain your references to the member interest held in Great American Group, LLC subsidiaries as noncontrolling member interests. In this regard, we note you have identified the noncontrolling member interests on the face of the balance sheet and distributions within the statement of cash flows, however, you have determined your repurchase obligation of those members’ interest to be compensatory. Please clarify if these members interest’ are ownership interest or otherwise. Please tell us what consideration you gave to SFAS 160 and ARB 51.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the members’ interests are ownership interests. In Amendment No. 1 (pages F-57 and F-58), references to “noncontrolling interests” have been revised to instead refer to “minority ownership interests” in subsidiaries of Great American.

The Staff is further advised that Great American considered SFAS 160 and ARB 51 and adopted the provisions of SFAS 160 effective January 1, 2009 as indicated in Note 2(u),

however, the impact was not material to Great American’s consolidated financial statements since the mandatory redemption requirements of the noncontrolling interests is accounted for in accordance with SFAS 150 and FSP-FAS 150-3 part 2 paragraph 7 both prior to and subsequent to the adoption of SFAS 160.

Registration Statement on Form S-4 General

63.	Please address the above comments regarding Alternative Asset Management Acquisition Corp.’s preliminary proxy statement on Schedule 14A to the extent they are applicable to your registration statement on Form S-4.

The above comments have been addressed in both AAMAC’s preliminary proxy statement on Schedule 14A and Amendment No. 1 to the extent they are applicable.

Part II – Information Not Required in Prospectus, page II-1 Signatures, page II-7

64.	It appears that Great American Group, Inc. was not yet in existence at the time that the registration statement was filed with us but will be a party to a consolidation involving two or more existing corporations. If true, each existing corporation shall be deemed a registrant and shall be so designated on the cover page of this Form S-4 and the registration statement shall be signed by each existing corporation and by the officers and directors of each existing corporation as if each existing corporation were the registrant. Please revise or advise. Refer to Instruction 3 of the Signatures section on Form S-4.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as disclosed in Amendment No. 1 (page 34), Great American Group, Inc. was formed on May 7, 2009, which predated the filing of the registration statement.

Exhibit 21

65.	Please revise your exhibit to include the applicable state of incorporation of the listed subsidiary.

Exhibit 21 has been revised and refiled to include the state of incorporation of the subsidiary.

Please direct any questions or further communications relating to the above to Douglas S. Ellenoff or Stuart Neuhauser at (212) 370-1300. Thank you for your attention to this matter.

                    Very truly yours,

                    /s/ Ellenoff Grossman & Schole LLP